As filed with the Securities and Exchange Commission on February 28, 2025
Securities Act Registration
No. 333-280930
Investment Company Registration
No. 811-23986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
N-2

REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒
and/or
REGISTRATION STATEMENT
UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 4	☒

North Haven Private Assets Fund
(Exact Name of Registrant as Specified in Charter)

100 Front Street, Suite 700
West Conshohocken,
PA
19428
(Address of Principal Executive Offices)
(212)
761-4000
(Registrant’s Telephone Number, Including Area Code)

Neha Champaneria Markle
c/o
100 Front Street, Suite 700
West Conshohocken,
PA
19428
(Name and Address of Agent for Service)

Copy to:
Rajib Chanda
Nathan Briggs
Matthew C. Micklavzina
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, DC 20001

Approximate Date of Proposed Public Offering:
From time to time after the effective date of this Registration Statement.
If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒
It is proposed that this filing will become effective (check appropriate box)

☒	This post-effective amendment will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-280930 and 811-23986) of North Haven Private Assets Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial Statements:

Part A: None.

Part B: Report of Independent Registered Public Accounting Firm, Statement of Assets and Liabilities, Notes to Financial Statements.(2)

(2)	Exhibits:

	(a)	(1) Certificate of Trust(1)

(2) Amended and Restated Agreement and Declaration of Trust(2)

	(b)	Bylaws(2)

	(c)	Not applicable.

	(d)	Form of Multiple Class Plan(2)

	(e)	Form of Dividend Reinvestment Plan(2)

	(f)	Not applicable.

	(g)	Investment Advisory Agreement(4)

	(h)	(1) Distribution Agreement(4)

(2) Form of Selected Intermediary Agreement(5)

(3) Form of Distribution and Servicing Plan(3)

	(i)	Not applicable.

	(j)	Custody Agreement(4)

	(k)	(1) Form of Administration Agreement(2)

(2) Transfer Agency and Service Agreement(2)

(3) Form of Expense Limitation Agreement(2)

(4) Form of Advisory and Incentive Fee Waiver Agreement(2)

	(l)	Opinion and Consent of Delaware Counsel(3)

	(m)	Not applicable.

	(n)	Consent of Independent Registered Public Accounting Firm(3)

	(o)	Not applicable.

	(p)	(1) Initial Subscription Agreement(2)

(2) Form of Investor Subscription Agreement(3)

	(q)	Not applicable.

	(r)	(1) Code of Ethics of Registrant and Distributor(2)

(2) Code of Ethics of Adviser(2)

	(s)	Filing Fee Table(3)

	(t)	Power of Attorney(2)

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1)	Incorporated by reference to Registrant’s Registration Statement on Form N-2, filed on July 22, 2024.
(2)	Incorporated by reference to Registrant’s Registration Statement on Form N-2, filed on January 27, 2025.
(3)	Incorporated by reference to Registrant’s Registration Statement on Form N-2, filed on February 19, 2025.
(4)	Filed herewith.
(5)	To be filed by amendment.

1

Item 26. Marketing Arrangements

See the Distribution Agreement and Selected Intermediary Agreement, forms of which are or will be filed as Exhibits (h)(1) and (h)(2), respectively, to this Registration Statement.

Item 27. Other Expenses of Issuance and Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control with the Registrant

Not applicable.

Item 29. Number of Holders of Securities

As of December 31, 2024:

Title of Class	Number of Record Holders
Shares of Beneficial Ownership for Class S	0
Shares of Beneficial Ownership for Class D	0
Shares of Beneficial Ownership for Class I	1

Item 30. Indemnification

Reference is made to Article V, Section 5.3 of the Registrant’s Amended and Restated Declaration of Trust. The Registrant, its Trustees and officers are insured against certain expenses in connection with the defense of claims, demands, actions, suits, or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to directors, trustees, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, trustee, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suite or proceeding) is asserted against the Registrant by such director, trustee, officer or controlling person or principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

The Investment Advisory and Management Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its duties to the Registrant, the Adviser, its directors, officers or employees and its affiliates, successors or other legal representatives will not be liable to the Registrant for any error of judgment, for any mistake of law or for any act or omission by such person or any sub-adviser in connection with the performance of services to the Fund. The Investment Advisory and Management Agreement also provides that the Registrant will indemnify, to the fullest extent permitted by law, the Adviser and its directors, officers or employees and their respective affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which such person may be liable which arise in connection with the performance of services to the Registrant, provided that the liability or expense is not incurred by reason of the person’s willful misfeasance, bad faith, gross negligence or reckless disregard of its duties to the Registrant.

Item 31. Business and Other Connections of Investment Adviser

See “Management of the Fund” in Part B. The business or other connections of each director and officer of Morgan Stanley AIP GP LP is currently listed in the investment adviser registration on Form ADV for Morgan Stanley AIP GP LP (File No. 801-60699) and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books, records and documents required pursuant to Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder will be maintained at the offices of:

Morgan Stanley AIP GP LP, the Registrant’s investment adviser, at 1585 Broadway, New York, New York 10036 (records relating to its functions as investment adviser).

Morgan Stanley Distribution, Inc., the Registrant’s distributor, at 1585 Broadway, New York, New York 10036 (records relating to its functions as distributor).

State Street Bank and Trust Company, the Registrant’s custodian, at 1 Congress Street, Suite 1, Boston, Massachusetts 02114 (records relating to its functions as custodian).

State Street Bank and Trust Company, the Registrant’s administrator, at 1 Congress Street, Suite 1, Boston, Massachusetts 02114 (relating to its functions as administrator).

State Street Bank and Trust Company, the Registrant’s transfer agent, at 1776 Heritage Drive, North Quincy, MA 02171, Mailstop: JAB0340 (relating to its functions as transfer agent).

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.	Not applicable.

2.	Not applicable.

3.	The Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)

to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs a(1), a(2), and a(3) of this section do not apply if the registration statement is filed pursuant to General Instruction A.2 of this Form and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement

(b)

that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	if the Registrant is relying on Rule 430B:

(A)

each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)

each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)

if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)

the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	The Registrant undertakes:

(a)

for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)

for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	Not applicable.

6.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of West Conshohocken and Commonwealth of Pennsylvania, on the 28th day of February, 2025.

NORTH HAVEN PRIVATE ASSETS FUND

By:	/s/ Neha Markle*
Name:	Neha Markle
Title:	Chief Executive Officer, President and Trustee

Pursuant to the requirements of the 1933 Act, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the 28th day of February, 2025.

By:	/s/ Neha Markle*
Name:	Neha Markle
Title:	Chief Executive Officer, President and Trustee (Principal Executive Officer)

By:	/s/ Anmol Darooka*
Name:	Anmol Darooka
Title:	Chief Financial Officer & Treasurer (Principal Financial Officer)

By:	/s/ Arthur Lev*
Name:	Arthur Lev
Title:	Trustee

By:	/s/ Maureen O’Toole*
Name:	Maureen O’Toole
Title:	Trustee

*By:	/s/ Anmol Darooka
Name:	Anmol Darooka
Title:	As Agent or Attorney-in-Fact

February 28, 2025

The original powers of attorney authorizing Neha Markle, Anmol Darooka, Christopher Wasilewski and Patrick Quinn to execute the Registration Statement, and any amendments thereto, for the trustees and officers of the Registrant on whose behalf this registration statement is filed, have been executed and are incorporated by reference herein to Item 25, Exhibit (t).

Schedule of Exhibits to Form N-2

Exhibit No.	Exhibit

(g)	Investment Advisory Agreement

(h) (1)	Distribution Agreement

(j)	Custody Agreement